UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-32627

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Southeastern Banking Corporation

Full Name of Registrant:

Not Applicable

Former Name if Applicable:

1010 North Way Street

Address of Principal Executive Office (Street and Number):

Darien, Georgia 31305

City, State and Zip code:

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ ☒ ☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because the year-end audit is not yet complete, the Registrant is unable to file its 2010 Annual Report on Form 10-K within the prescribed time period. The Registrant expects to file its 2010 Annual Report on Form 10-K no later than April 15, 2011, the 15th day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alyson G. Beasley	(912)	437-4141
(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company recognized a $12,644,963 net loss in 2010 compared to net income of $734,087 in 2009. On a per share basis, the net loss totaled $4.04 in 2010, a $4.27 decline from $0.23 net income in 2009. Major variances in the 2010 – 2009 comparative results included:

•	$8,375,000 increase in the provision for loan losses to address loan quality issues;

•

$2,473,837 reduction in net interest income due to an increase in nonaccrual loans and lower average balances on higher-yielding earning assets, specifically loans and investment securities, offset by a reduction in interest expense on deposits and other borrowed funds;

•	$188,467 net loss on sales ($143,408) and other-than-temporary impairment ($45,059) of investment securities available-for-sale during 2010 versus a $160,014 net gain on sales in 2009;

•	$2,096,163 net loss on sales and other write-downs on foreclosed real estate in 2010 versus $368,146 in 2009; and significantly,

•

Disallowance of deferred tax assets for both regulatory and financial accounting purposes, which increased the Company’s net loss by approximately $5,000,000. The Company is optimistic these tax benefits will be recaptured in the future.

Southeastern Banking Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:	April 1, 2011	By:	/s/ ALYSON G. BEASLEY
Name: Alyson G. Beasley
Title: Treasurer and Vice President

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